UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

DYNARESOURCE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

268073 10 3

(CUSIP Number)

Matthew K. Rose

1110 Post Oak Place

Westlake, Texas 76262

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268073 10 3

1.	Names of Reporting Person Golden Post Rail, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,658,081 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,658,081 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,658,081 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.8% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Includes, as provided to the Reporting Persons by the Issuer, 2,658,081 shares of Common Stock issuable upon the conversion of the Replacement Warrant, which is convertible within 60 days of this Amendment to the Schedule 13D. The number of shares of the Common Stock issuable upon the conversion of the Replacement Warrant may be further adjusted as a result of subsequent dilutive issuances.

(2)

Based upon 18,091,293 shares of the Common Stock outstanding as of March 15, 2022, as disclosed in the Issuer’s Annual Report on Form 10-K for the annual period ended December 31, 2021, that was originally filed by the Issuer with the Securities and Exchange Commission on March 24, 2022, and an aggregate of 2,658,081 shares of Common Stock issuable upon the conversion of the Replacement Warrant, including any and all adjustments thereto, which is convertible within 60 days of this Amendment to the Schedule 13D.

CUSIP No. 268073 10 3

1.	Names of Reporting Person Matthew K. Rose
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,658,081 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,658,081 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,658,081 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.8% (2)
14.	Type of Reporting Person (See Instructions) IN; HC

(1)

Includes, as provided to the Reporting Persons by the Issuer, 2,658,081 shares of Common Stock issuable upon the conversion of the Replacement Warrant, which is convertible within 60 days of this Amendment to the Schedule 13D. The number of shares of the Common Stock issuable upon the conversion of the Replacement Warrant may be further adjusted as a result of subsequent dilutive issuances.

(2)

Based upon 18,091,293 shares of the Common Stock outstanding as of March 15, 2022, as disclosed in the Issuer’s Annual Report on Form 10-K for the annual period ended December 31, 2021, that was originally filed by the Issuer with the Securities and Exchange Commission on March 24, 2022, and an aggregate of 2,658,081 shares of Common Stock issuable upon the conversion of the Replacement Warrant, including any and all adjustments thereto, which is convertible within 60 days of this Amendment to the Schedule 13D.

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of DynaResource, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended (as amended, the “Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”), by Golden Post Rail, LLC, a Texas limited liability company (“Golden Post”), and Matthew K. Rose, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC.

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

“Pursuant to the Warrant (as amended in connection with the Series D Note Agreement) issued under the Purchase Agreement, dated as of May 6, 2015, upon the expiration of the Warrant, the Issuer was obligated to issue a replacement warrant, dated as of July 1, 2020 (the “Replacement Warrant”), upon the same terms as the Warrant. No additional consideration was paid by any of the Reporting Persons in connection with the issuance of the Replacement Warrant by the Issuer. The Replacement Warrant was issued on July 1, 2020 and expires on July 1, 2022.

The Issuer advised the Reporting Persons that the number of shares of Common Stock for which the Replacement Warrant is exercisable increased to an aggregate total of 2,658,081 shares of Common Stock. Such increase in the number of shares of Common Stock underlying the Replacement Warrant resulted from anti-dilution adjustments pursuant to the terms thereof, and no additional consideration was paid by any of the Reporting Persons in connection therewith. Pursuant to the terms of the Replacement Warrant, to the extent any proposed exercise of the Replacement Warrant, in whole or in part, would result in the Reporting Person beneficially owning more than 9.9% of the Common Stock of the Issuer (subject to increase to up to 19.9% upon 61 days’ notice by the Reporting Person to the Issuer), the Replacement Warrant will not be exercisable to such extent.

Pursuant to certain amendments to the Certificate of Designation, to the extent that any proposed conversion of Series C Preferred Stock, in whole or in part, would result in the Reporting Persons beneficially owning more than 9.9% of the Common Stock of the Issuer (subject to increase to up to 19.9% upon 61 days’ notice by the Reporting Person to the Issuer), the Series C Preferred Stock will not be convertible to such extent.”

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

“The information set forth in Item 3 of this Amendment is incorporated by reference into this Item 4.

On April 29, 2022, the Reporting Persons gave notice to the Issuer that, pursuant to Section 2(d) of the Replacement Warrant, the Reporting Persons have elected to increase the beneficial ownership limitation of the Replacement Warrant from 9.99% to 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of the Replacement Warrant, effective as of the 61st day after the delivery of such notice to the issuer, June 29, 2022.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is stated in Items 11 and 13 on the cover page(s) hereto.

The Reporting Persons declare that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such persons are, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

(b) Number of Shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

As of the date hereof, the Reporting Persons do not own any Shares other than as set forth in this Item 5.

(c) Transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, are described below:

The portions of Item 3 and Item 4 of this Amendment that relate to the acquisition by the Reporting Persons of additional shares of Series C Preferred Stock, the Compensatory Warrant, the 2020 Warrant and the Golden Post Note, and any anti-dilution adjustments or accrued and unpaid dividends or any other adjustments or modifications to the number of shares of Common Stock that may be acquired by the Reporting Persons upon exercise of such derivative security of the Issuer, are incorporated by reference into this Item 5(c).

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

“The information set forth in each of Item 3 and Item 4 of this Amendment is incorporated by reference into this Item 6.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2022	Matthew K. Rose

	By:	/s/ Matthew K. Rose
	Name:	Matthew K. Rose

Golden Post Rail, LLC

	By:	/s/ Matthew K. Rose
	Name:	Matthew K. Rose
	Title:	Manager, President, Secretary and Treasurer